Pepco Energy Services, Inc.
Balance Sheet
(Dollars in Millions)
(Unaudited

	As of September 30, 2005
ASSETS	
Current Assets	
Cash and cash equivalents	*
Inventories	*
Prepayments	*
Taxes receivable	*
Accounts receivable	*
Accounts receivable from associated companies	*
Investments and Other Assets	
Goodwill	*
Other investments	*
	*
Property, Plant, and Equipment	
Property, plant, and equipment	*
Accumulated depreciation	*
	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Short term debt	*
Accounts payable	*
Interest and taxes accrued	*
Other	*
	*
Deferred Credits	
Deferred income taxes	*
Long-term capital lease obligations	*
Other	*
	*
Long Term Debt	*
Capitalization	
Additional paid-in capital	*
Other comprehensive income	*
Retained deficit	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of
the Public Utility Holding Company Act of 1935.

Pepco Energy Services, Inc.
Consolidated Statements of Income
Dollars in Millions
Unaudited)

	Nine Months Ended September 30, 2005
OPERATING REVENUES	*
OPERATING EXPENSES	
Electric fuel and purchased energy and capacity	*
Cost of sales	*
Operation and maintenance	*
Depreciation and amortization	*
Taxes other than income taxes	*
OPERATING INCOME	*
OTHER INCOME	*
INTEREST EXPENSE	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to
Rule 104(b) of the Public Utility Holding Company Act of 1935.